WEISS MILLENNIUM OPPORTUNITY FUND
                                 CLASS S SHARES

                       SUPPLEMENT DATED NOVEMBER 21, 2001
                         TO PROSPECTUS DATED MAY 1, 2001

John N. Breazeale, the portfolio manager for Weiss Millennium Opportunity Fund (the "Fund"), recently resigned from Weiss Money Management, Inc. ("Weiss"), the Fund's investment adviser, to establish his own investment management firm. Mr. Breazeale has been retained by Weiss pursuant to a consulting agreement to provide services to Weiss in its capacity as investment adviser to the Fund. On November 19, 2001, the Board of Trustees of The Weiss Fund, of which the Fund is a series, approved a Subadvisory Agreement between Mr. Breazeale's investment management firm, Delray Financial Corporation ("Delray"), and Weiss pursuant to which Delray would serve as the Fund's subadviser. Weiss will continue to serve as the Fund's investment adviser. The Subadvisory Agreement is subject to the approval of the Fund's shareholders at a shareholder meeting currently scheduled to be held on January 15, 2002. If shareholders do not approve the Subadvisory Agreement, the Board will determine what action, if any, should be taken.





                                 The Weiss Fund
                                 4176 Burns Road
                        Palm Beach Gardens, Florida 33410
                                 (800) 289-8100